Exhibit 99.4

Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad - 500 081, India Tel : +91 40 6141 6000

Limited Review Report –Standalone Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone Ind AS financial results of Dr. Reddy’s Laboratories Limited (the ‘Company’) for the quarter ended December 31, 2018 and year to date from April 01, 2018 to December 31, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’).

2.	The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS) 34 “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam Partner Membership No.: 053315 Place: Hyderabad Date: February 01, 2019

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2018

		All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.		31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	27,037	25,725	24,873	78,583	67,974	92,468
	b) License fees and service income	145	436	140	799	286	558
	c) Other operating income	135	149	217	421	410	567
	Total revenue from operations	27,317	26,310	25,230	79,803	68,670	93,593

2	Other income	928	748	477	1,657	1,309	2,040

	Total income (1 + 2)	28,245	27,058	25,707	81,460	69,979	95,633

3	Expenses
	a) Cost of materials consumed	5,461	4,799	4,968	15,799	14,370	20,110
	b) Purchase of stock-in-trade	2,575	1,935	1,686	6,321	4,570	6,716
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(251)	327	(185)	(403)	(127)	(516)
	d) Employee benefits expense	4,719	5,030	4,767	14,419	13,797	18,430
	e) Depreciation and amortisation expense	1,935	1,908	1,983	5,764	5,841	7,741
	f) Finance costs	158	158	133	481	487	628
	g) Selling and other expenses	7,944	8,573	8,639	25,036	26,025	35,554

	Total expenses	22,541	22,730	21,991	67,417	64,963	88,663

4	Profit before tax (1 + 2 - 3)	5,704	4,328	3,716	14,043	5,016	6,970

5	Tax expense
	a) Current tax	434	942	598	2,161	924	1,381
	b) Deferred tax	1,276	(76)	149	1,137	189	(80)

6	Net profit for the period / year (4 - 5)	3,994	3,462	2,969	10,745	3,903	5,669

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	4	8	7	13	2	43

	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(3)	-	(3)	-	(16)

	b) (i) Items that will be reclassified to profit or loss	669	(327)	108	41	76	(133)

	(ii) Income tax relating to items that will be reclassified to profit or loss	(234)	114	(37)	(14)	(26)	46

	Total other comprehensive income	439	(208)	78	37	52	(60)

8	Total comprehensive income (6 + 7)	4,433	3,254	3,047	10,782	3,955	5,609

9	Paid-up equity share capital (face value Rs. 5/- each)	830	830	829	830	829	830

10	Other equity						117,248

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	24.08	20.86	17.90	64.75	23.54	34.19
	Diluted	24.05	20.83	17.87	64.67	23.49	34.12
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

Segment information					All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl.		31.12.2018	30.09.2018	31.12.2017	31.12.2018	31.12.2017	31.03.2018
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,661	6,548	5,605	18,861	16,473	22,741
	b) Global Generics	21,924	21,294	20,929	65,197	56,082	76,150
	c) Proprietary Products	27	96	26	154	82	109
	Total	28,612	27,938	26,560	84,212	72,637	99,000

	Less: Inter-segment revenue	1,295	1,628	1,330	4,409	3,967	5,407
	Total revenue from operations	27,317	26,310	25,230	79,803	68,670	93,593

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	1,230	968	56	2,124	(386)	(3)
	b) Global Generics	3,457	6,690	3,828	16,830	8,474	11,956
	c) Proprietary Products	(395)	(609)	(701)	(1,633)	(2,623)	(3,464)
	Total	4,292	7,049	3,183	17,321	5,465	8,489

	Less: (i) Finance costs	158	158	133	481	487	628
	(ii) Other un-allocable expenditure / (income), net	(1,570)	2,563	(666)	2,797	(38)	891
	Total profit before tax	5,704	4,328	3,716	14,043	5,016	6,970

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

[1]	These results have been prepared in accordance with the Ind AS notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

[2]	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the nine months ended 31 December 2017 and year ended 31 March 2018 are not comparable with those of the other periods presented.

[3]	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection Report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada. In October 2018, the re-inspection was completed and the U.S.FDA issued Form 483 with eight observations. The Company responded to these observations identified by U.S. FDA in November 2018 and awaiting to hear from agency. With respect to API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company responded to all queries in January 2019 to U.S. FDA and awaiting re-inspection by the U.S. FDA.

[4]	Ind AS 115, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of Ind AS 115 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

[5]	During the three months ended 31 December 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “other income”.

[6]	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 1 February 2019.

[7]	The results for the quarter and nine months ended 31 December 2018 were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 1 February 2019	Co-Chairman & Chief Executive Officer